Disclaimer THE DISCLOSURES IN THIS PRESENTATION SUPERSEDE AND REPLACE THE INFORMATION PROVIDED IN ANY PRIOR PRESENTATION REGARDING THE SAME, INCLUDING FOR CERTAINTY, SUPERSEDING AND REPLACING ANY CONFLICTING DISCLOSURES CONTAINED IN SUCH PRIOR PRESENTATION. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). This presentation is provided to you on the understanding that it will be used solely in connection with your consideration of the Potential Transactions. By accepting delivery of this presentation you acknowledge that you are aware that BCAC is a publicly-traded company and that the confidential information contained herein may constitute material non-public information. You agree to comply with applicable U.S. and Canadian securities laws or other applicable securities laws governing the disclosure and use of material non-public information of publicly-traded companies, including those rules which impose restrictions on trading securities when in possession of such information and on communicating such information to any other person. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward- looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above. STRICTLY PRIVATE AND CONFIDENTIAL 2Disclaimer THE DISCLOSURES IN THIS PRESENTATION SUPERSEDE AND REPLACE THE INFORMATION PROVIDED IN ANY PRIOR PRESENTATION REGARDING THE SAME, INCLUDING FOR CERTAINTY, SUPERSEDING AND REPLACING ANY CONFLICTING DISCLOSURES CONTAINED IN SUCH PRIOR PRESENTATION. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). This presentation is provided to you on the understanding that it will be used solely in connection with your consideration of the Potential Transactions. By accepting delivery of this presentation you acknowledge that you are aware that BCAC is a publicly-traded company and that the confidential information contained herein may constitute material non-public information. You agree to comply with applicable U.S. and Canadian securities laws or other applicable securities laws governing the disclosure and use of material non-public information of publicly-traded companies, including those rules which impose restrictions on trading securities when in possession of such information and on communicating such information to any other person. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward- looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above. STRICTLY PRIVATE AND CONFIDENTIAL 2

Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information and Where to Find It In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners. STRICTLY PRIVATE AND CONFIDENTIAL 3Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information and Where to Find It In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners. STRICTLY PRIVATE AND CONFIDENTIAL 3

The Team Pat Roney Terry Wheatley Kathy DeVillers Paul Walsh Rob Berner Mark Harms Founder & CEO President CFO Chairman Managing Partner Managing Partner • 20+ years at VWE • 6 years at VWE • 2 years at VWE • Ex-CEO at Diageo • 30+ years private • 30+ years merchant (13+ years) equity experience banking experience • 30+ years of industry • 30+ years of industry • 20+ years of industry experience experience experience • 30+ years FMCG • Significant experience • Significant experience sector experience in FMCG sector in FMCG sector Previous Experiences STRICTLY PRIVATE AND CONFIDENTIAL 4The Team Pat Roney Terry Wheatley Kathy DeVillers Paul Walsh Rob Berner Mark Harms Founder & CEO President CFO Chairman Managing Partner Managing Partner • 20+ years at VWE • 6 years at VWE • 2 years at VWE • Ex-CEO at Diageo • 30+ years private • 30+ years merchant (13+ years) equity experience banking experience • 30+ years of industry • 30+ years of industry • 20+ years of industry experience experience experience • 30+ years FMCG • Significant experience • Significant experience sector experience in FMCG sector in FMCG sector Previous Experiences STRICTLY PRIVATE AND CONFIDENTIAL 4

Today’s Agenda I Introduction & Investment Thesis II Business Overview III Value Creation Strategy IV Financial Overview STRICTLY PRIVATE AND CONFIDENTIAL 5Today’s Agenda I Introduction & Investment Thesis II Business Overview III Value Creation Strategy IV Financial Overview STRICTLY PRIVATE AND CONFIDENTIAL 5

I. Introduction & Investment ThesisI. Introduction & Investment Thesis

Why BCAC is Excited about Vintage Wine Estates

1	**VWE operates in a large, growing market and focuses on the industry's highest growth categories**	**427mm** Wine cases consumed annually in the U.S.[1]	**c.6%** Market value CAGR 2020-23E in >$10 wines segment[1]
2	**Proven and successful business model with diversified capabilities across channels**	**30%** Direct-to-Consumer Sales Contribution[2]	**24%** B2B Net Revenue CAGR since 2012[3]
3	**Highly attractive financial profile with strong historical growth**	**21%** Net Revenue CAGR since 2010[3]	**24%** Adj. EBITDA CAGR since 2010[3]
4	**Industry consolidator with demonstrated track record and extensive, actionable acquisition pipeline**	**20+** Successfully integrated acquisitions since 2010	**$250mm+** Cumulative M&A transaction value
5	**Well-invested business, significant asset base and strong balance sheet**	**c.$400mm** Inventory and Fixed Assets	**(2.1x)** PF Net Debt to PF Adj. EBITDA FY 2021E[4]
6	**Experienced management team with best-in-class oversight from BCAC**	**60+ years** CEO & President combined industry experience	**30+ years** Chairman (Paul Walsh) industry experience

Note: All financials represent fiscal year metrics.
(1) Sourced from BW166 LLC data. (2) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (3) For the period ended June 30, 2020. (4) Pro forma for the full year financial contribution of Kunde and including $57mm of estimated future proceeds from planned asset sales.

VWE STRICTLY PRIVATE AND CONFIDENTIAL 7

Transaction Overview

Transaction Description

- Enterprise value of $693mm (12.8x FY 2022E EBITDA of $54mm[1]), representing an attractive valuation relative to comparable companies
- Existing VWE shareholders to be paid $32mm; MIP cash out of $8mm; Wasatch acquired $28mm block from an existing VWE non-management shareholder
- Wasatch to provide a $100mm PIPE comprised of 10.0mm common shares at a valuation of $10 per share
- Existing VWE shareholders to be issued 27.1mm rollover shares, valued at $271mm
- All insiders are retaining an equity stake post-transaction, including Pat Roney, Founder and Controlling Shareholder of VWE, who is fully rolling his equity. The existing shareholders of VWE and BCAC have each agreed to 18 month lock-ups
- Rollover equity shareholders to receive two tranches of 2.86mm deferred shares vesting at $15 and $20 per share
- $182mm of BCAC cash in trust utilized to repay existing VWE debt at close, resulting in pro forma Total Debt / FY 2021E PF[4] EBITDA of 3.8x and Net Debt / FY 2021E PF[4] EBITDA of (2.1x)
- Strong post-merger Board comprised of experienced wine industry and finance / M&A professionals, with a focus on ESG and diversity
- No minimum cash condition; transaction expected to close in late May
- BCAC is dual listed on the Nasdaq Global Market under the symbol "BSPE" and Toronto Stock Exchange under the symbol "BC.U". Upon closing, the combined company's common stock will remain listed on the Nasdaq Global Market under new ticker symbol "VWE" and on the Toronto Stock Exchange under the symbol "VWE.U"

Pro Forma Valuation[2]

($ in mm)

Illustrative Share Price		$10.00
Pro Forma Shares Outstanding (mm)		79.1
Equity Value		**$791**
Less: Cash[3]		(276)
Plus: Debt		177
Plus: NCI		1
Enterprise Value		**$693**
Valuation Multiples	**Metric**	**Multiple**
FV / CY2021E EBITDA[1]	$50	14.0x
FV / FY2022E EBITDA[1]	54	12.8

Target acquisitions would contribute incremental FY 2022E EBITDA of $9mm resulting in a multiple of 11.9x[4]

Expected Sources & Uses

($ in mm)

Sources of Funds	
BCAC Cash in Trust Account	$364
Selling Shareholders Equity Rollover	271
PIPE Proceeds	100
Total Sources of Funds	**$735**

Uses of Funds	
Selling Shareholders Equity Rollover	$271
Paydown Existing Debt Balance	182
Cash to Balance Sheet	215
Cash Consideration to Selling Shareholders[5]	40
Illustrative Transaction Fees and Expenses	27
Total Uses of Funds	**$735**

Pro Forma Ownership at Close



VWE Shareholders 30.8%
Public Shareholders 49.0%[6]
Wasatch PIPE 12.6%
BCAC Sponsor 7.6%

Note: Fiscal Year ended June 30. Assumes no redemptions from BCAC trust account. The cash, debt and NCI balance shown represents the forecast net debt position of the combined company at closing of the transaction (assuming no redemptions). As a result, the figures shown here differ from the pro forma financials as at December 31, 2020 shown in the S-4 and Prospectus. Prior to closing of the transaction, the company is estimated to have $359mm of debt. (1) EBITDA includes estimated annual public company costs of $3mm starting FY 2022. Pro forma for the full FY 2021E financial contribution of Kunde, closing April 2021. (2) Pro forma capital structure as of March 31, 2021. (3) Consists of $4mm of existing company cash, $215mm of cash to balance sheet and $57mm of future proceeds from planned asset sales. (4) Assumes estimated consideration for acquisitions of $55mm. (5) Includes $32mm of cash consideration to certain non-management shareholders and $8mm to cash out existing MIP. (6) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
8

BCAC Value Add Key Highlights Paul Walsh – Executive Chairman of BCAC • Previously served as the CEO of Diageo for 13 1 2 years Deep Global Industry Extensive M&A • Over 40 years of experience across a variety of Knowledge and Expertise industries including CPG, restaurants, and freight Relationships and logistics • Paul is currently on several high profile boards, 3 4 including McLaren, FedEx and McDonalds Syndicated Financing, Relationships with • Paul is recognized as one of the leading CPG Debt and Capital Market Potential M&A Targets executives of the last 15 years Experience Diageo Shareholder Value Creation Under 5 6 Paul Walsh’s Leadership Strong Independent Optimal Corporate Board Governance $108bn Through combined management expertise and Market Cap: capabilities, VWE is immediately vaulted into the $29bn upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Sept 1, 2000 May 7, 2013 (1) Calculated as market capitalization plus share buybacks and dividends during tenure. STRICTLY PRIVATE AND CONFIDENTIAL 9BCAC Value Add Key Highlights Paul Walsh – Executive Chairman of BCAC • Previously served as the CEO of Diageo for 13 1 2 years Deep Global Industry Extensive M&A • Over 40 years of experience across a variety of Knowledge and Expertise industries including CPG, restaurants, and freight Relationships and logistics • Paul is currently on several high profile boards, 3 4 including McLaren, FedEx and McDonalds Syndicated Financing, Relationships with • Paul is recognized as one of the leading CPG Debt and Capital Market Potential M&A Targets executives of the last 15 years Experience Diageo Shareholder Value Creation Under 5 6 Paul Walsh’s Leadership Strong Independent Optimal Corporate Board Governance $108bn Through combined management expertise and Market Cap: capabilities, VWE is immediately vaulted into the $29bn upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Sept 1, 2000 May 7, 2013 (1) Calculated as market capitalization plus share buybacks and dividends during tenure. STRICTLY PRIVATE AND CONFIDENTIAL 9

II. Business OverviewII. Business Overview

Proven and Successful Track-Record 2000 2007 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021 – Pat Roney – Launched Private acquired Label Program Girard – Formed Vintage – Signed Winery Wine Estates agreement with – Marco Deutsch Family DiGiulio Wine & Spirits becomes – Acquired winemaker Cosentino Winery – Acquired Cartlidge & Browne (1) – Pat Roney & – Common 6mm case capacity Leslie Rudd shareholders to acquired VWE acquired Windsor minority stake in Vineyards Kunde & VWE acquired management contract Note: Fiscal Year ended June 30. (1) Kunde acquisition closing April 2021. STRICTLY PRIVATE AND CONFIDENTIAL 11Proven and Successful Track-Record 2000 2007 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021 – Pat Roney – Launched Private acquired Label Program Girard – Formed Vintage – Signed Winery Wine Estates agreement with – Marco Deutsch Family DiGiulio Wine & Spirits becomes – Acquired winemaker Cosentino Winery – Acquired Cartlidge & Browne (1) – Pat Roney & – Common 6mm case capacity Leslie Rudd shareholders to acquired VWE acquired Windsor minority stake in Vineyards Kunde & VWE acquired management contract Note: Fiscal Year ended June 30. (1) Kunde acquisition closing April 2021. STRICTLY PRIVATE AND CONFIDENTIAL 11

The Leading U.S. Wine Growth Platform—VWE by the Numbers

Attractive Portfolio of **50+** Owned Brands Across All Premium Price Points

Products Available at **43,000+** Locations(1)

850K+ Active Email List Subscribers

20+ Private Label Accounts

Albertsons · Costco Wholesale · Kroger · TARGET

20+ Successfully Integrated Acquisitions

VWE
VINTAGE WINE ESTATES

2,800 Vineyard Acres(2)

Owned Production Capacity of **15M** Cases per Annum

Five Product Extensions Outside of Wine

21% Net Revenue CAGR Since FY 2010(3)

24% Adj. EBITDA CAGR Since FY 2010(3)

(1) Includes 25,000+ off-premise locations and 18,000+ on-premise locations. (2) Includes 946 owned acres and 1,854 acres under contracts and long term leases.
(3) For period ended June 30, 2020.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
12

Vintage Wine Estates – Where We Win

We generate balanced, consistent growth from our three primary sales channels


Direct-to-Consumer
(Clubs, E-commerce, Tasting Rooms, QVC, TeleSales)
30%
Of Net Revenue
VWE
VINTAGE WINE ESTATES
29%
Of Net Revenue
B2B
(Private Label and Custom Crush / Production Services)
Wholesale
(Off- and On- Premise)
41%
Of Net Revenue

Note: Revenue breakdown represents FY 2020 ended June 30. Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
13

Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES STRICTLY PRIVATE AND CONFIDENTIAL 14Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES STRICTLY PRIVATE AND CONFIDENTIAL 14

VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point

U.S. Domestic Table Wines Consumption by Price Point 2017A-23E(1)

(Value in US$ bn)



$ 29.2
7.0
11.0
11.2
$ 32.3
8.1
13.0
11.3
$ 36.1
9.6
15.6
11.0
2017A
2020E
2023E

	CAGR 2017A-20E	CAGR 2020E-23E
Fine Wine ($20+ RSP)	4.8%	5.8%
Premium ($10-19.99 RSP)	5.7%	6.2%
Non-Premium (<$10 RSP)	0.2%	(0.8%)

VWE Case Volume by Retail Price Point(2)



<$10
1%
$20+
20%
$10 - $19.99
79%

99%

VWE Case Volume in the >$10 retail price point

Source: BW166 LLC.

(1) Off-premise price per bottle. Market value excludes imported table wines and sparkling wines.

(2) Excludes B2B Segment.

VWE

STRICTLY PRIVATE AND CONFIDENTIAL

15

Best-in-Class Vineyards and Brand Portfolio

VWE Vineyards


WASHINGTON
WILLAMETTE VALLEY
WALLA WALLA
OREGON
MENDOCINO COUNTY
SONOMA COUNTY
NAPA VALLEY
PACIFIC OCEAN
CALIFORNIA
PASO ROBLES
ARROYO GRANDE

Owned: 946 acres
- Napa: 94 acres
- Sonoma: 96 acres
- Mendocino: 6 acres
- Arroyo Grande: 750 acres

Contracts & Long Term Leases: 1,854 acres

Total: 2,800 acres

Industry Leading Portfolio

Recent Awards & Ratings

B.R.COHN WINERY 2018 SILVER LABEL CHARDONNAY 95 DOUBLE GOLD Sunset Magazine International Wine Comp. 2020	CIGAR BARREL-AGED CABERNET SAUVIGNON 96 DOUBLE GOLD BEST OF CLASS Sunset Magazine International Wine Comp. 2020	Girard 2018 SAUVIGNON BLANC 90 Wine Spectator 90 Wine Enthusiast
LAYER CAKE MALBEC GOLD/RESERVE CLASS CHAMPION Houston Uncorked	SWANSON VINEYARDS 2018 CABERNET SAUVIGNON 93 GOLD Sunset Magazine International Wine Comp. 2020	ALLOY EVERYDAY RED 91 BEST OF CLASS Sunset Magazine International Wine Comp. 2020
BAR DOG CHARDONNAY GOLD SF Chronicle International Wine Competition RED WINE GOLD SF Chronicle International Wine Competition	Cartlidge & Browne CABERNET SAUVIGNON 92 GOLD San Diego International Wine & Spirits 2020 GOLD Houston Uncorked	COSENTINO THE WINERY THE ZIN GOLD SF Chronicle International Wine Competition THE DARK GOLD SF Chronicle International Wine Competition

Extensive Portfolio of 90+ Rated Wines

ALLOY, CHERRY PIE, FIRESTEED, LAETITIA, BAR DOG, CIGAR, Girard, LAYER CAKE, SWANSON, B.R. COHN WINERY, CLOS PEGASE, Kendall, Jean Ric, TAMARACK CELLARS, Cartlidge & Browne, COSENTINO THE WINERY, KUNDE, QUPÉ

VWE VINTAGE WINE ESTATES
STRICTLY PRIVATE AND CONFIDENTIAL
16

Direct-to-Consumer (1) Direct-to-Consumer segment represented 30% of net revenue during the past fiscal year Direct-to-Consumer Net Revenue 19 >36k Wine Clubs Wine Club Members Different Wine Clubs as of 6/30/20 +9.4% CAGR $62 $56 Cameron Hughes $50 QVC Tasting Rooms Windsor Vineyards (2) (3) CY 2018A FY 2020A FY 2021E (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. (3) Includes Kunde starting in Q4 FY 2021E. STRICTLY PRIVATE AND CONFIDENTIAL 17Direct-to-Consumer (1) Direct-to-Consumer segment represented 30% of net revenue during the past fiscal year Direct-to-Consumer Net Revenue 19 >36k Wine Clubs Wine Club Members Different Wine Clubs as of 6/30/20 +9.4% CAGR $62 $56 Cameron Hughes $50 QVC Tasting Rooms Windsor Vineyards (2) (3) CY 2018A FY 2020A FY 2021E (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. (3) Includes Kunde starting in Q4 FY 2021E. STRICTLY PRIVATE AND CONFIDENTIAL 17

B2B Channel Provides Consistent Growth · Strong relationships with major retailers · Additional private label arrangements launching Spring 2021 Private Label for Key Customers · Priority category for all major retailers · Custom crush and production services maximizes production assets' efficiency and throughput Custom · Long-term contractual agreements Production · Services provided: winemaking and production, procurement of dry goods, bottling and case Services goods storage Historical B2B Segment Net Revenue ($ in mm) $60 Strong Growth Profile $45 (1) (29% of Total Net Revenue in FY $30 2020) $15 $0 (2) CY 2012A FY 2020A (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 18B2B Channel Provides Consistent Growth · Strong relationships with major retailers · Additional private label arrangements launching Spring 2021 Private Label for Key Customers · Priority category for all major retailers · Custom crush and production services maximizes production assets' efficiency and throughput Custom · Long-term contractual agreements Production · Services provided: winemaking and production, procurement of dry goods, bottling and case Services goods storage Historical B2B Segment Net Revenue ($ in mm) $60 Strong Growth Profile $45 (1) (29% of Total Net Revenue in FY $30 2020) $15 $0 (2) CY 2012A FY 2020A (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 18

Growth Opportunity Through Powerful Scale and Distribution Numerous longstanding national chain account customers Other Key National Retailers Significant Whitespace Opportunity STRICTLY PRIVATE AND CONFIDENTIAL 19Growth Opportunity Through Powerful Scale and Distribution Numerous longstanding national chain account customers Other Key National Retailers Significant Whitespace Opportunity STRICTLY PRIVATE AND CONFIDENTIAL 19

Innovation and B2B Opportunities ü Exclusive retailer partnershipsü Rapid time-to-market ü Deep wholesaler relationshipsü Track record of successful innovation ü Nimble, scalable production model DISCOVER THE BEST. LOW ALC and LOW CALORIES STRICTLY PRIVATE AND CONFIDENTIAL 20Innovation and B2B Opportunities ü Exclusive retailer partnershipsü Rapid time-to-market ü Deep wholesaler relationshipsü Track record of successful innovation ü Nimble, scalable production model DISCOVER THE BEST. LOW ALC and LOW CALORIES STRICTLY PRIVATE AND CONFIDENTIAL 20

Category Adjacency Opportunities

- ✓ Hard Seltzer category continues to grow
- ✓ Hard Cider provides alternative distribution model for innovation and is outpacing beer growth
- ✓ Overall California-only Cannabis Infused Beverages growing at 87%[(1)]
- ✓ Access to market insights; access to distribution

DOLL FACE


DOLL
FACE
HARD
SELTZER
90 CALORIES PER CAN
NO SUGAR ADDED
GLUTEN FREE

Less than 90 Calories per can!

Hard Seltzer

self


self
HARD
CIDER

Hard Cider
Just for YOU.

Hard Cider

if you see kay

'teller high'


teller high

10mg **THC** : 5mg **CBD**
Per 12oz Serving

Cannabis Infused Beverage

(When Federally Legal)

(1) Source: Headset.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
21

ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company Culture Partnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders STRICTLY PRIVATE AND CONFIDENTIAL 22ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company Culture Partnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders STRICTLY PRIVATE AND CONFIDENTIAL 22

Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy (1) (2) 50 Years of Consistent Growth Substantial Headroom in the U.S. (Total U.S. Wine Consumption) (Per Capita Wine Consumption) 427 2.2x >1 Billion Cases of Headroom, 251% from current 1.7x 53.4 194 45.8 113 24.7 15.2 France Italy U.K. U.S. 1970 1995 2020 (1) 9-liter equivalent cases. BW166 LLC data as of December 2020. (2) Per capita consumption in liters as of 2018 per BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 23Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy (1) (2) 50 Years of Consistent Growth Substantial Headroom in the U.S. (Total U.S. Wine Consumption) (Per Capita Wine Consumption) 427 2.2x >1 Billion Cases of Headroom, 251% from current 1.7x 53.4 194 45.8 113 24.7 15.2 France Italy U.K. U.S. 1970 1995 2020 (1) 9-liter equivalent cases. BW166 LLC data as of December 2020. (2) Per capita consumption in liters as of 2018 per BW166 LLC. STRICTLY PRIVATE AND CONFIDENTIAL 23

Premiumization Accelerating During COVID Period

VWE's portfolio is focused on premium and luxury wines – the fastest growing price points in the industry

U.S. Dollar Value and Volume Growth by Price Tier (1)


Dollar Value $9.3bn
Dollar Value $7.5bn
15.3%
(1.4%)
4.3%
9.7%
22.6%
24.5%
32.0%
26.3%
Box
(<$3.99)
($4.00 - $7.99)
($8.00-10.99)
($11.00 -$14.99)
($15.00 - $19.99)
($20.00 - $24.99)
(>$25.00)
VWE FOCUS PRICE POINTS
Value
Premium
Luxury

Note: Represents off-premise sales, which have benefitted during the COVID time period.
(1) Nielsen Total US MULO + AOC for the 52 week period ending 1/23/2021. Per April 2021 Wine Business Monthly.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
24

Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Private Label Channel Secular Shift to Direct-to-Consumer Accelerated Due to COVID (1) (2) (Private Label Sales) (2020 YoY Volume Growth) 45% 44% 22% CAGR $193 41% 40% $165 33% 32% 30% $137 24% $99 19% $86 17% 4% (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2016 2017 2018 2019 2020 Note: US$ in mm. (1) Nielsen Total U.S. xAOC. (2) Sovos / ShipCompliant January 2021 report. STRICTLY PRIVATE AND CONFIDENTIAL 25Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Private Label Channel Secular Shift to Direct-to-Consumer Accelerated Due to COVID (1) (2) (Private Label Sales) (2020 YoY Volume Growth) 45% 44% 22% CAGR $193 41% 40% $165 33% 32% 30% $137 24% $99 19% $86 17% 4% (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2016 2017 2018 2019 2020 Note: US$ in mm. (1) Nielsen Total U.S. xAOC. (2) Sovos / ShipCompliant January 2021 report. STRICTLY PRIVATE AND CONFIDENTIAL 25

III. Value Creation StrategyIII. Value Creation Strategy

Multiple Avenues for Organic Growth

Direct-To-Consumer

- Diversified Direct-to-Consumer revenue base presents significant continued growth opportunity
- Cameron Hughes is the largest e-commerce only wine brand in the world
- Over a dozen tasting room locations


~50%
~50%
Wine Clubs & Tasting Rooms
e-commerce, Telemarketing & Televised Shopping

New Product & Brand Innovation

- Led by the executive team and guided by feedback from the VWE's largest chain account customers
- Close relationships with large grocery and bev alcohol retailers means VWE is able to quickly react to shifting consumer interests and anticipate emerging trends


BAR DOG
BUTTERY BOMB
BERRY BOMB
GAZE
WINE COCKTAIL

B2B Expansion

- Private label growth of c.30% anticipated in FY 2021
- Additional private label arrangements with large customers launching Spring 2021
- Custom crush and production services maximizes production assets' efficiency and throughput
- Drives down cost of goods sold of owned portfolio

Select Private Label Customers

amazon, BevMo!, KIRKLAND Signature, Kroger, O'LEARY, QVC, SAFEWAY, TARGET, Total Wine & More, Trader Joe's

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
27

Favorable Industry Dynamics for a Consolidator

Large participants with access to capital are poised to take advantage of the coming period of increased wine industry consolidation as small and mid-size wineries come under intense pressure from a convergence of a number of sector dynamics

HIGHLY-FRAGMENTED $45B+ WINE INDUSTRY

Winery Market Share[1]


28%
16%
9%

MASSIVE DISTRIBUTOR CONSOLIDATION

Distributor Market Share[2]


Other
39%
32%
20%
9%

RAPIDLY CONSOLIDATING RETAIL CHANNEL

Top-10 Grocery Market Share[3]


55%+ Combined Market Share
Private Label with VWE
1%
1%
2%
2%
2%
3%
4%
5%
10%
26%

(1) WBM Top-50 U.S. Wineries as of February 2021.
(2) Shanken's Impact Newsletter.
(3) Statista.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
28

Selected Acquisition Case Studies

	KUNDE *Expected Close Q3 FY 2021[3]*	FIRESTEED	CAMERON HUGHES	B.R. COHN
Key Varietals / Retail Price Points	• Cabernet Sauvignon, Pinot Noir, Merlot, Chardonnay, Zinfandel • \$18.00 - \$100.00	• Pinot Noir, Riesling, Chardonnay, Rosé • \$16.00 - \$40.00	• Cabernet Sauvignon, Malbec, Merlot, Chardonnay, Sauvignon Blanc • \$10.00 - \$39.00	• Cabernet Sauvignon, Merlot, Chardonnay, Pinot Noir, Red Blend • \$17.00 - \$100.00
Acquisition Date	• Expected close Q3 FY 2021	• June 2017	• January 2017	• July 2015
3-Year Forward ROIC[1] / Adj. ROIC[2]	• N/A	• 46% / NM *(Purchase price = Inventory Value)*	• 116% / 995%	• 26% / 132%
Deal Highlights	• Top Sonoma Valley brand • Sustainable vineyard and winery	• Well-recognized Oregon wine producer • Award-winning Pinot Noir	• Largest e-commerce wine brand • Robust digital marketing capabilities	• Leading Sonoma Valley tourist destination • Strong on-premise distribution
Value Creation Strategy	• Increased Direct-to-Consumer focus; SG&A efficiencies	• Scaled Direct-to-Consumer business; improved supply chain	• Discontinuation of unprofitable legacy Wholesale Business	• SG&A efficiencies and new line extensions

(1) Calculated as Gross Profit 3 years after acquisition / Purchase Price. (2) Calculated as Gross Profit 3 years after acquisition / Purchase Price net of real property and inventory costs. (3) Common shareholders to VWE acquired minority stake in Kunde and VWE acquired management contract in 2010.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
29

Robust Acquisition Process & Pipeline

M&A Funnel


10,000+ U.S. wineries
40-60 Deals reviewed per year
c.4 LOIs sent per year
2-3 Term Sheets signed per year
>20 Deals closed since 2010
$250m+ of M&A transaction value

Acquisition Criteria

- ✓ Accretive to earnings
- ✓ Complementary with our sales and distribution platform
- ✓ Significant cost synergies
- ✓ Under-invested brands with opportunities for incremental, material penetration

Value Creation Strategy


Post Close
Sales / Distribution Leverage
SG&A Rationalization
COGS Improvements
At Close
EBITDA $$

VALUABLE TARGET WITH ASSET VALUE PROTECTION

WITH AN ATTRACTIVE ROE AS A RESULT OF DEBT FINANCING

Source: BW166 LLC.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
30

IV. Financial OverviewIV. Financial Overview

Compelling Financial Profile and Diversified Revenue Base (1) (1,2) (1) Net Revenue by Segment Case Volume by Price Point Case Volume by Category <$10 1% Spirits 13% $20+ B2B 20% 29% Wholesale 41% $10 - $19.99 Direct to Wine 79% 87% Consumer 30% +40% Net Revenue Growth Through the Recession $250 $200 $150 $100 $50 $0 (3) CY 2010A FY 2020A 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Axis Title Axis Title Net Revenue Adj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2019. (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Excludes B2B Segment. (3) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 32 Axis Title Axis TitleCompelling Financial Profile and Diversified Revenue Base (1) (1,2) (1) Net Revenue by Segment Case Volume by Price Point Case Volume by Category <$10 1% Spirits 13% $20+ B2B 20% 29% Wholesale 41% $10 - $19.99 Direct to Wine 79% 87% Consumer 30% +40% Net Revenue Growth Through the Recession $250 $200 $150 $100 $50 $0 (3) CY 2010A FY 2020A 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Axis Title Axis Title Net Revenue Adj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2019. (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Excludes B2B Segment. (3) Reflects adjustment from FY ending December 31 to FY ending June 30. STRICTLY PRIVATE AND CONFIDENTIAL 32 Axis Title Axis Title

Continued Robust Growth and Profitability Expansion (1) Volume Net Revenue Standalone Acquisitions Standalone Acquisitions (in ‘000s 9L cases) ($ in mm) 2,688 $308 2,389 $265 1,980 $220 1,643 $190 2,240 $257 2,111 $239 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Adj. EBITDA Standalone Acquisitions Standalone Acquisitions ($ in mm) ($ in mm) $139 $80 $115 $63 $91 $46 $72 $28 $111 $102 $60 $54 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Margin (%) Adj. EBITDA Margin (%) 14.5% 21.0% 23.8% 25.9% 37.7% 41.4% 43.4% 45.1% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. The net revenue and gross profit reflect the FY20 audited financials and differ from the figures shown in the presentation filed February 4, 2021. The difference relates to a technical change in accounting treatment for certain commissions between SG&A and net revenue and one-off costs that impacted COGS related to a write down of smoke tainted wines. The contra accounting changes have no impact on adjusted EBITDA or net income. Additional information on the audited financials is included in the S-4. (1) Includes DTC, Wholesale and Private label. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 33Continued Robust Growth and Profitability Expansion (1) Volume Net Revenue Standalone Acquisitions Standalone Acquisitions (in ‘000s 9L cases) ($ in mm) 2,688 $308 2,389 $265 1,980 $220 1,643 $190 2,240 $257 2,111 $239 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Adj. EBITDA Standalone Acquisitions Standalone Acquisitions ($ in mm) ($ in mm) $139 $80 $115 $63 $91 $46 $72 $28 $111 $102 $60 $54 (2) (2) FY 2020A FY 2021E PF FY 2022E FY 2023E FY 2020A FY 2021E PF FY 2022E FY 2023E Gross Profit Margin (%) Adj. EBITDA Margin (%) 14.5% 21.0% 23.8% 25.9% 37.7% 41.4% 43.4% 45.1% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. The net revenue and gross profit reflect the FY20 audited financials and differ from the figures shown in the presentation filed February 4, 2021. The difference relates to a technical change in accounting treatment for certain commissions between SG&A and net revenue and one-off costs that impacted COGS related to a write down of smoke tainted wines. The contra accounting changes have no impact on adjusted EBITDA or net income. Additional information on the audited financials is included in the S-4. (1) Includes DTC, Wholesale and Private label. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde. STRICTLY PRIVATE AND CONFIDENTIAL 33

VWE Continues to Deliver Strong YoY Growth in Recent Results Net Revenue ($ in mm) $117 $103 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 Adjusted EBITDA $20 ($ in mm) $14 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 STRICTLY PRIVATE AND CONFIDENTIAL 34VWE Continues to Deliver Strong YoY Growth in Recent Results Net Revenue ($ in mm) $117 $103 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 Adjusted EBITDA $20 ($ in mm) $14 Six Months Ended December 31, 2019 Six Months Ended December 31, 2020 STRICTLY PRIVATE AND CONFIDENTIAL 34

Recent Capital Investments will Support Future Growth

Capital expenditures have been at an elevated level in recent years, and as projects near completion the business is now primed to rapidly scale margins with modest platform investments required going forward

Major Capex Projects

Warehouse Expansion



High Speed Bottling Line



- $45mm in Capital Expenditures to increase capacity from 7mm cases to 15mm cases / year
- Completion Date: Q4 FY 2021
- Operating efficiencies and warehouse consolidations will increase EBITDA contribution significantly
- Highly scalable investment also drives down future COGS

Anticipated Adjusted EBITDA Margin Expansion



> 1,000bps
16%
21%
25% - 30%
CY 2015A
FY 2021E PF(1)
Medium Term Financial Target

Platform investment will lead to target FCF conversion of >75%

- Reduction in leased space & third party storage
- Reduction in transportation cost
- Energy cost savings
- Increased storage and handling revenue
- Increased bottling margin
- Dry goods savings
- OEE (Overall Equipment Effectiveness) Improvements

(1) Pro forma for the full year financial contribution of Kunde.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
35

Significant Balance Sheet Flexibility

Strong asset base provides access to extremely low cost of capital and can be monetized for cash flow generation

Substantial Asset Value

Asset	Value
Estate Wineries & Equipment (Appraised)	c.$190mm
Inventory (Book Value)	c.$200mm
Tasting Rooms & Other (Estimated)	c.$10mm
Total	**c.$400mm**

- ✓ Exceptionally Low Cost of Capital *(LIBOR + 175bps)*
- ✓ Robust Commercial Bank Support
- ✓ Numerous Real Estate Monetization Options
- ✓ Significantly Greater Debt Capacity to Fuel Growth Post Combination
- ✓ Financial Flexibility

Upon Transaction with BCAC, VWE Will Have Capacity for $1bn+ of Acquisitions

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
36

Compelling Financial Metrics Today & in the Future

	VWE Projected FY 2021E	VWE Medium Term Financial Targets[1]
Annualized Growth	20%+ since inception	20%+
Net Revenue	$200mm+	$450mm+
Gross Margin	c.40%	45%+
Adj. EBITDA Margin	c.20%	25-30%

(1) Medium Term refers to approximately 5 years. Assumes a combination of organic growth and acquisitions.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
37

Comparable Companies Universe High Growth, Consumer U.S. Growth Alcohol Captains and Consolidators STRICTLY PRIVATE AND CONFIDENTIAL 38Comparable Companies Universe High Growth, Consumer U.S. Growth Alcohol Captains and Consolidators STRICTLY PRIVATE AND CONFIDENTIAL 38

Operational Benchmarking

Denotes metrics including acquisitions

U.S. Growth Alcohol | High Growth, Consumer Captains and Consolidators

FY 2021E – FY 2022E Revenue Growth



20.7%
8.9%
30.6%
8.8%
6.5%
5.5%
3.5%
Median: 6.5%
17.8%
12.0%
9.9%
9.6%
2.5%
Median: 9.9%
VWE (1)
(2)
(3)

FY 2021E – FY 2022E EBITDA Growth



36.7%
17.2%
42.1%
9.6%
8.1%
7.1%
5.9%
Median: 8.1%
26.4%
11.4%
11.3%
10.1%
7.5%
Median: 11.3%
VWE (1)
(2)
(3)

FY 2022E EBITDA Margin



23.8%
22.6%
38.0%
34.9%
33.7%
22.5%
21.6%
Median: 33.7%
36.5%
24.1%
19.6%
19.2%
16.6%
Median: 19.6%
VWE (1)
(2)
(3)

Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June. (1) Pro forma for the full year financial contribution of Kunde. (2) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (3) Pro forma for acquisition of Truco Enterprises.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
39

Valuation Benchmarking

------ Denotes metrics including acquisitions

FV / FY 2022E EBITDA

VWE	@$10 / Share	@$12 / Share
FV / FY 2022E EBITDA (incl. acquisitions)	12.8x	16.0x
FV / FY 2022E EBITDA	11.9x	14.6x
FV / CY 2022E EBITDA	12.5x[7]	15.6x[7]

U.S. Growth Alcohol — Median: 21.3x

	Brown-Forman	The Boston Beer Company	Duckhorn	Jose Cuervo	Constellation Brands (1)
FV / FY 2022E EBITDA	30.0x	27.6x	21.3x	20.5x	16.3x
FV / CY 2022E EBITDA	28.8x	24.7x	20.2x	19.8x	15.7x

High Growth, Consumer Captains and Consolidators — Median: 21.2x

	Fever-Tree	Monster	Utz (2)	Simply Good	Bellring
FV / FY 2022E EBITDA	35.1x	25.0x	21.2x	19.5x	17.3x
FV / CY 2022E EBITDA	31.2x	23.8x	20.1x	18.9x	16.5x

P / FY 2022E EPS

VWE	@$10 / Share	@$12 / Share
P / FY 2022E EPS (incl. acquisitions)	27.7x	33.7x
P / FY 2022E EPS	22.7x	27.6x
P / CY 2022E EPS	25.7x[7]	31.2x[7]

U.S. Growth Alcohol — Median: 39.8x

	The Boston Beer Company	Duckhorn	Brown-Forman	Jose Cuervo	Constellation Brands (1)
P / FY 2022E EPS	48.9x	42.7x	39.8x	29.7x	22.3x
P / CY 2022E EPS	43.3x	40.0x	38.1x	27.2x	21.0x

High Growth, Consumer Captains and Consolidators — Median: 34.2x

	Fever-Tree	Utz (2)	Monster	Simply Good	Bellring
P / FY 2022E EPS	50.1x	37.9x	34.2x	27.9x	27.1x
P / CY 2022E EPS	44.4x	33.7x	32.4x	26.5x	24.5x

FY 2022E PEG[3]

VWE	@$10 / Share		@$12 / Share	
FY 2022E PEG	0.1x[5]	0.1x[5]	0.1x[5]	0.2x[5]
CY 2022E PEG[4]	0.1x[7]		0.2x[7]	

U.S. Growth Alcohol — Median: 1.9x

	Brown-Forman	Jose Cuervo	Duckhorn	The Boston Beer Company	Constellation Brands (1)
FY 2022E PEG	8.7x	2.3x	1.9x	1.0x	0.7x
CY 2022E PEG	4.7x	2.8x	2.6x	1.1x	2.5x

High Growth, Consumer Captains and Consolidators — Median: 2.7x

	Fever-Tree	Monster	Bellring	Simply Good	Utz (2)
FY 2022E PEG	7.8x	3.2x	2.7x	1.2x	1.1x[6]
CY 2022E PEG	1.7x	4.8x	1.0x	1.5x	0.9x

Source: Company filings and Factset. Market date as of April 20, 2021. Note: Peer financials adjusted to VWE FY ending June where applicable. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed. (1) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (2) Pro forma for acquisition of Truco Enterprises, refinancing and warrants redemption. (3) Calculated as (P / FY 2022E EPS) / (FY '20A-'22E EPS CAGR). (4) Calculated as (P / CY 2022E EPS) / (CY '20E-'22E EPS CAGR). (5) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (6) Calculated as (P / FY 2022E EPS) / (FY '21E-'22E EPS Growth) due to lack of FY'20A EPS information. (7) Excludes acquisitions.

VWE

STRICTLY PRIVATE AND CONFIDENTIAL

40

VWE is a Unique and Compelling Public Market Opportunity 1 2 With its Track Record, Scale, Strong Balance Consistent, Long Term Track Record of Sheet and Operating Cash Flow Generation, Delivering High Growth: 20%+ Net Revenue and VWE is Well Positioned to Continue to Drive Adj. EBITDA CAGR Since 2010 Significant Growth, Both Organically and Through Acquisitions 3 4 Enduring Business Model and Industry, Attractive Valuation Multiple Relative to Public Balanced Distribution Mix and Highly Comparable Companies, Implying Significant Experienced Management Team Share Price Upside STRICTLY PRIVATE AND CONFIDENTIAL 41VWE is a Unique and Compelling Public Market Opportunity 1 2 With its Track Record, Scale, Strong Balance Consistent, Long Term Track Record of Sheet and Operating Cash Flow Generation, Delivering High Growth: 20%+ Net Revenue and VWE is Well Positioned to Continue to Drive Adj. EBITDA CAGR Since 2010 Significant Growth, Both Organically and Through Acquisitions 3 4 Enduring Business Model and Industry, Attractive Valuation Multiple Relative to Public Balanced Distribution Mix and Highly Comparable Companies, Implying Significant Experienced Management Team Share Price Upside STRICTLY PRIVATE AND CONFIDENTIAL 41

VWE Investment Highlights VWE operates in a Proven and Highly attractive large, growing market successful business financial profile with and focuses on the model with diversified strong historical industry’s highest capabilities across growth growth categories channels Industry consolidator Well-invested Experienced with demonstrated business, significant management team track record and asset base and with best-in-class extensive, actionable strong balance sheet oversight from BCAC acquisition pipeline 3VWE Investment Highlights VWE operates in a Proven and Highly attractive large, growing market successful business financial profile with and focuses on the model with diversified strong historical industry’s highest capabilities across growth growth categories channels Industry consolidator Well-invested Experienced with demonstrated business, significant management team track record and asset base and with best-in-class extensive, actionable strong balance sheet oversight from BCAC acquisition pipeline 3

AppendixAppendix

VWE Will Be a Highly Differentiated Wine Company

	VWE[(1)] VINTAGE WINE ESTATES	TREASURY WINE ESTATES
Exchange	Nasdaq & Toronto Stock Exchange	Australian Securities Exchange
Geographical Revenue Breakdown		
Premium Wine Portfolio US$10+ Price Point / A$10+ Price Point	99%	71%
Revenue Growth FY 2018A – FY 2022E	11.0%	(0.9%)
EBITDA Growth FY 2018A – FY 2022E	24.4%	(0.7%)
Gross Margin[(2)] FY 2021E	41.4%	40.6%
EBITDA Margin[(2)] FY 2021E	21.0%	25.2%
EBITDA Multiple[(3)] FY 2022E	11.9x[(5)] / 12.8x Including Acquisitions / Excluding Acquisitions	13.9x

International
1%
North America
99%

(4)
EMEA
14%
Americas
41%
ANZ
22%
Asia
23%
Increased currency / FX risk due to geographic mix

Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and TWE. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020.
(1) Includes acquisitions unless otherwise noted. (2) Pro forma for the full year financial contribution of Kunde. (3) Assumes $10 share price. (4) Based on FY 2020 annual report; ANZ stands for Australia & New Zealand. (5) Assumes estimated consideration for acquisitions of $55mm.

VWE
STRICTLY PRIVATE AND CONFIDENTIAL
44

VWE Will Be a Highly Differentiated Wine Company

	VWE (1) VINTAGE WINE ESTATES	THE DUCKHORN PORTFOLIO
Exchange	Nasdaq & Toronto Stock Exchange	New York Stock Exchange

Segment Breakdown


B2B 29%
Wholesale 41%
Direct to Consumer 30%
(2)

Top 10 wine labels represent 75% of sales


Direct to Consumer 21%
Wholesale 79%

Top 2 wine labels represent 73% of sales

	VWE	DUCKHORN
Premium Wine Portfolio US$10+ Price Point	99%	100%
Revenue Growth FY 2018A – FY 2022E	11.0%	14.2%
EBITDA Growth FY 2018A – FY 2022E	24.4%	9.3%
Gross Margin(3) FY 2021E	41.4%	50.8%
EBITDA Margin(3) FY 2021E	21.0%	33.3%
EBITDA Multiple(4) FY 2022E	11.9x(5) / 12.8x Including Acquisitions / Excluding Acquisitions	21.3x(8)
Price / EPS(4) FY 2022E	22.7x(5) / 27.7x Including Acquisitions / Excluding Acquisitions	42.7x(8)
PEG(4,6) FY 2022E	0.1x(5,7) / 0.1x(7) Including Acquisitions / Excluding Acquisitions	1.9x(8)

Source: Company filings and Factset. Market date as of April 20, 2021. Note: Fiscal year ended June 30 for VWE and July 31 for Duckhorn. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Excludes Other / Non-Allocable revenue of $5mm. (3) Pro forma for the full year financial contribution of Kunde. (4) Assumes $10 share price. (5) Assumes estimated consideration for acquisitions of $55mm. (6) Calculated as (P / FY 2022E EPS) / (FY '20A-'22E EPS CAGR). (7) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (8) Adjusted to reflect fiscal year ended June 30 for comparability purposes with VWE.

VWE STRICTLY PRIVATE AND CONFIDENTIAL 45

Valuation and Ownership Split at Various Prices

	Illustrative Price per Share										
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00
Number of Shares Outstanding											
Closing Shares to VWE	24.3	24.3	24.3	24.3	24.3	24.3	24.3	24.3	24.3	24.3	24.3
Deferred Shares @$15[1]	--	--	--	--	--	2.9	2.9	2.9	2.9	2.9	2.9
Deferred Shares @$20[1]	--	--	--	--	--	--	--	--	--	--	2.9
Existing VWE Shareholders[2]	**24.3**	**24.3**	**24.3**	**24.3**	**24.3**	**27.2**	**27.2**	**27.2**	**27.2**	**27.2**	**30.0**
Wasatch PIPE	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**	**10.0**
Public Shares[3]	38.8	38.8	38.8	38.8	38.8	38.8	38.8	38.8	38.8	38.8	38.8
Public Warrants[4]	--	--	0.7	2.1	3.2	4.2	5.1	5.8	6.5	6.5	6.5
Public Shareholders	**38.8**	**38.8**	**39.5**	**40.8**	**42.0**	**43.0**	**43.8**	**44.6**	**45.3**	**45.3**	**45.3**
Sponsor Shares	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Sponsor Warrants[5]	--	--	0.3	0.9	1.4	1.9	2.3	2.6	2.9	2.9	2.9
Sponsor	**6.0**	**6.0**	**6.3**	**6.9**	**7.4**	**7.9**	**8.3**	**8.6**	**8.9**	**8.9**	**8.9**
Total Shares Outstanding	**79.1**	**79.1**	**80.2**	**82.1**	**83.7**	**88.0**	**89.2**	**90.3**	**91.3**	**91.3**	**94.2**

Note: Treasury stock method used for all warrants. MIP is not reflected but will constitute approximately 10% of the fully diluted shares outstanding of the company, the details of which are to be confirmed.

(1) Two tranches of 2.86mm deferred shares to VWE Shareholders issued at $15.00 and $20.00.
(2) Excludes 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder immediately prior to the announcement of the Definitive Agreement.
(3) Includes 36.0mm Class A restricted shares and 2.8mm Wasatch shares purchased from an existing VWE non-management shareholder.
(4) 18mm Public Shareholder warrants at a strike price of $11.50 and accelerated conversion at $18.00.
(5) 8mm BCAC Sponsor warrants at a strike price of $11.50 and accelerated conversion at $18.00.

VWE

46